VIA EDGAR

October 12, 2011

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C.  20549

Attn:

Division of Corporation Finance,

Re:

SaaSMAX, Inc.

File No. 333-174403

Dear Ladies and Gentlemen:

At the request of SaaSMAX, Inc., (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated October 11, 2011 from Mark P. Shuman of the Commission to Dina Moskowitz, Chief Executive Officer of the Company, relating to Amendment No. 4 to the registration statement on Form S-1 of the Company filed with the Commission on September 27, 2011 (the “Registration Statement”).  We have filed simultaneously Amendment No. 5 to the Registration Statement and have attached a marked copy of such Amendment No. 5 indicating the changes that the Company has made to the Registration Statement.

The numbered paragraph below corresponds to the paragraph in which the comment was made.  For your convenience, we have included above our response a copy of the comment to which we are responding.

Capital Resources and Liquidity, page 20

1. We note your revised disclosures in response to prior comment 7. The respective amounts for the identified periods under the net cash provided by financing activities do not appear to match the corresponding amounts in your statement of cash flows on page F-12. That is, the amounts appear to be reshuffled in your disclosure. Please advise or revise accordingly. Similar concerns apply to the amounts and periods under the net cash used in operating activities on page 20.

Response

We have noted your comment and the prospectus has been revised accordingly.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 760-692-1162 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,

The Bingham Law Group.

By: /s/ Brad Bingham

     Brad Bingham